United States securities and exchange commission logo





                              January 25, 2024

       Sean Brownridge
       Partner, Schulte Roth & Zabel LLP
       Walt Disney Co.
       919 Third Avenue
       New York, NY 10022

                                                        Re: Walt Disney Co.
                                                            Preliminary Proxy
Statement filed by Trian Fund Management, L.P. et al.
                                                            Soliciting
Materials filed pursuant to Rule 14a-12 filed by Trian Fund
                                                            Management, L.P. et
al.
                                                            File No. 001-38842
                                                            Filed January 18,
2024

       Dear Sean Brownridge:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Important

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. Please provide the support described for the following disclosure:

                                                              that the company
faces "considerable governance, strategic, financial, and operational challenges."
                                                              that "...none of
[the Blackwells Nominees] have the same level of relevant experience or qualifications
as the Trian Nominees."
 Sean Brownridge
Walt Disney Co.
January 25, 2024
Page 2
                that Mr. Peltz "...has a long track record of prompting bold action to drive operational turnarounds, transformations, effective leadership succession processes, and value creation across numerous industries."
                that Mr. Rasulo has "...in-depth knowledge of the complex financial and operational issues facing the Company."
Reasons to Vote for the Trian Group's Nominees

2. We note your disclosure and footnote relating to the company's TSR since 2005. Please revise to clarify that Mr. Iger was not the company's CEO throughout the period 2005-
         2023. Alternatively, provide a breakdown of the TSR for Mr. Iger's first and second stints as CEO.
3. We note your statement that "The Trian Group believes that the Board needs independent directors selected by shareholders that can bring fresh perspectives
to the Company   s
         challenges." Please revise your disclosure to explain this statement further, as the company's board is currently composed of mostly independent directors and mostly elected by the shareholders.
General

4.       Please include page numbers in your proxy statement.
5. Please include the names of the Opposed Company Nominees in your next amendment.
Soliciting Materials filed pursuant to Rule 14a-12

Restore the Magic Screenshots

6. We note your references to the beneficial ownership of Disney shares by Trian. Given that a large portion of such shares are owned by other members of the Trian Group, please revise your disclosure and website to refer to such beneficial ownership as being held by the Trian Group. On a related note, please include the number of shares owned by each of
FirstName LastNameSean Brownridge
       your nominees each time you compare the ownership of shares of any of the company's
Comapany    NameWalt
       directors        Disney
                 and that of theCo.
                                Trian Group, including any clarification
necessary with respect to
Januaryshares owned
         25, 2024 Pageby2Mr. Peltz.
FirstName LastName
 Sean Brownridge
FirstName  LastNameSean Brownridge
Walt Disney  Co.
Comapany
January 25,NameWalt
            2024    Disney Co.
January
Page 3 25, 2024 Page 3
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions